ENERGIZER
RESOURCES INC.

November 8, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on Form S-1 (No. 333-168194)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the "Securities Act"), Energizer Resources Inc. ("Energizer") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the above-referenced Registration Statement (the "Registration Statement") to November 10, 2010 at 4:00 p.m. (Eastern) or as soon thereafter as is practicable.

Energizer hereby acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Energizer also requests the Commission confirm the effective date and time of the Registration Statement in writing.

Very truly yours,

Energizer Resources Inc.

Julie Lee Harrs
President and Chief Operating Officer

Energizer Resources Inc.
141 Adelaide Street West | Suite 520 | Toronto ON M5H 3L5 | T 416.364.4911 | F 416.364.2753
www.energizerresources.com